

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

**Via E-mail**

Keith Benson, Esq.
Latham & Watkins LLP
811 Main Street
Suite 3700
Houston, TX  77002

> **Re:    Digital Trust Realty, L.P.**
> **Amended Schedule TO**
> **Filed by Digital Trust Realty, L.P. and Digital Trust Realty, Inc.**
> **Filed March 28, 2014**
> **File No. 005-86339**

Dear Mr. Benson:

We have reviewed your filing and have the following comment.

**Offer to Purchase**

1.    We note your response to our prior comment, regarding the application of Rule 14e-5 and Rule 13e-4(f)(6) to the simultaneous tender offer and redemption.  We continue to believe that conducting the redemption during the term of the tender offer is an arrangement to purchase outside the repurchase offer under Rule 14e-5, and that any actual redemptions effected on the timing described in your offer would constitute purchases within the meaning of Rule 14e-5 and Rule 13e-4(f)(6).  Nevertheless, the staff will not undertake any further review of this issue at this time.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions